October 19, 2011

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2011

Filed April 29, 2011

File No. 001-33162

Dear Mr. Gilmore:

Thank you for your letter dated October 6, 2011.

Pursuant to previous communication by phone with our counsel, the Company intends to respond to the Staff comments on or before November 4, 2011.

Thank you for your consideration.

Sincerely,

/s/ R. Brandon Asbill
R. Brandon Asbill
Assistant General Counsel
Red Hat, Inc.

cc:	Joyce Sweeney

Staff Accountant

Securities and Exchange Commission